UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 235 E. Main Street, Midland, Michigan 48640.

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

December 31, 2010 and 2009,
and Year ended December 31, 2010

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Compensation and Pension Committee
Chemical Financial Corporation
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saginaw, Michigan
June 8, 2011

Chemical Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$4,700,452	$4,636,417
Mutual funds	39,692,824	30,344,499
Cash and cash equivalents	2,402,054	3,005,373
Total investments, at fair value	46,795,330	37,986,289

Receivables:
Notes receivable from participants	1,013,728	737,419
Employer contributions receivable	-	1,705
Net assets available for benefits	$47,809,058	$38,725,413

See accompanying notes to financial statements.

Chemical Financial Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions
Investment income:
Chemical Financial Corporation dividends	$162,259
Mutual fund dividends	498,239
Interest income	15,909
Loan interest income	61,162
Total investment income	737,569

Contributions:
Participant	2,705,848
Employer	2,223,380
Rollovers	2,865,715
Total contributions	7,794,943
Total additions	8,532,512

Deductions
Benefits paid directly to participants	3,819,799
Administrative fees	1,238
Total deductions	3,821,037

Net appreciation in fair value of investments	4,372,170
Net increase	9,083,645

Net assets available for benefits at beginning of year	38,725,413
Net assets available for benefits at end of year	$47,809,058

See accompanying notes to financial statements.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010

1.  Description of the Plan

The following description of the Chemical Financial Corporation (Company) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of the acquisition of O.A.K. Financial Corporation and its subsidiary, Byron Bank, on April 30, 2010, plan assets of the Byron Bank 401(k) Retirement Savings Plan totaling $2,700,051 were received by the Plan during 2010 through rollover contributions from participants.

Contributions

Each year, Plan participants may contribute up to 85% of pretax annual compensation not to exceed the Internal Revenue Code of 1986 (Code) limitation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes matching contributions equal to 50% of the participant's contributions. In determining Company matching contributions, participant contributions up to 4% of a participant's eligible compensation are matched.

The Company also contributes 4% of certain employees' eligible compensation. The employees eligible for this additional contribution are those affected by a partial freeze of the Company's defined benefit plan, which was effective June 30, 2006, and any new employees.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Company matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

Prior to January 1, 2007, the Company's 4% contributions vested in accordance with the following schedule:

Years of Service	Percentage
Less than five	0%
Five or more	100%

The Plan was amended effective January 1, 2007 to reflect vesting requirements of the Pension Protection Act (PPA). Participants that were 100% vested for the Company's 4% contribution at December 31, 2006 remained 100% vested. Certain participants who were not 100% vested for the Company's 4% contribution were, in accordance with the PPA, provided the opportunity to select a new vesting schedule, as described below, or continue with the existing schedule, as described above.

All other participants who were not 100% vested for the Company's 4% contribution at December 31, 2006, as well as new participants, are subject to the following six-year graded vesting schedule for the Company's 4% contribution.

Years of Service	Percentage
One or less	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant's account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

2.  Summary of Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Chemical Financial Corporation common stock had a market value of $22.15 per share at December 31, 2010 and $23.58 per share at December 31, 2009.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Termination

Although it has not expressed the intention to do so, the Company reserves the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Accounting Policies (continued)

Administration

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Company outside of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements. The updated guidance is effective for the Plan for the year ended December 31, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan for the year ended December 31, 2011. The adoption of this guidance did not and is not expected to have a material impact to the Plan's financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $737,419 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the plan were not affected by the adoption of the new guidance.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3.  Investments

During the year ended December 31, 2010, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Chemical Financial Corporation common stock	$(265,369)
Mutual funds	4,637,539
$4,372,170

The Plan invests in various investment securities as directed by Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with investment securities, changes in the values of investment securities could occur and those changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investments that represent 5% or more of the Plan's net assets are as follows:

		December 31,
		2010	2009

*	Chemical Financial Corporation common stock	$4,700,452	$4,636,417
*	Chemical Bank ChemSweep Money Market	**	2,683,259
	Federated Investors Intermediate Bond Fund	**	2,223,673
	Fidelity Investments Puritan Trust Fund	2,998,215	2,665,503
	Fidelity Investments Diversified International Fund	**	2,225,827
	Vanguard 500 Index Fund	3,804,908	3,316,196
	Royce Premier Fund	7,680,250	6,464,781
	T Rowe Price Growth Fund	3,268,981	2,575,863
	PIMCO Total Return Bond Fund Institutional	2,503,224	**
	Vanguard Windsor Fund II	**	2,160,957

*	Party-in-interest.
**	Investment does not represent 5% or more of fair value of the Plan's net assets.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements

Generally accepted accounting principles (GAAP) provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value.

Chemical Financial Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value at December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
December 31, 2010
Chemical Financial Corporation common stock	$ 4,700,452			$ 4,700,452
Mutual funds	39,692,824			39,692,824
Total	$44,393,276			$44,393,276

December 31, 2009
Chemical Financial Corporation common stock	$ 4,636,417			$ 4,636,417
Mutual funds	30,344,499			30,344,499
Total	$34,980,916			$34,980,916

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation 401(k) Savings Plan

EIN: 38-2022454	Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share	**	$4,700,452

	Mutual Funds:
	Federated Investors Mutual Funds	Intermediate Bond Fund	**	2,053,527
		Long-term Bond Fund	**	912,794

	Fidelity Investments	Fidelity Puritan Trust Fund	**	2,998,215
		Fidelity Freedom Institutional Investors Fund	**	504,329
		Fidelity Freedom 2010 Fund	**	727,670
		Fidelity Freedom 2020 Fund	**	1,958,577
		Fidelity Freedom 2030 Fund	**	1,781,878
		Fidelity Freedom 2040 Fund	**	1,700,688
		Fidelity Freedom 2050 Fund	**	681,589

	Vanguard Investments	Vanguard 500 Index Fund	**	3,804,908
		Vanguard Windsor Fund II	**	2,336,604
		Vanguard Inflation Protection Fund	**	554,649

	Other Mutual Funds	Dodge & Cox International Stock Fund	**	1,200,012
		Royce Premier Fund	**	7,680,250
		T Rowe Price Growth Fund	**	3,268,981
		Selected American D Fund	**	1,317,798
		PIMCO Total Return Bond Fund Institutional	**	2,503,224
		Pennsylvania Mutual Fund	**	365,379
		Lazard Emerging Markets Fund	**	961,612
		Oppenheimer International Growth Fund	**	2,380,140
	Total Mutual Funds			39,692,824

	Cash and cash equivalents:
	Cash			197,873
*	Chemical Bank	ChemSweep-Money Market	**	1,989,189
*	Chemical Bank	ChemSecure-Money Market	**	214,992
	Total cash and cash equivalents			2,402,054
	Total investments, at fair value			46,795,330

*	Participant loans (notes receivable from participants)	Interest rate range: 4.25% to 9.25%; with various maturity dates	-0-	1,013,728
				$47,809,058

*Party-in-interest
**Historical cost information is not required for participant directed investments.

Exhibits:

23.1	Consent of Andrews Hooper Pavlik PLC dated June 8, 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 8, 2011	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President and Chief Financial Officer and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

		By:	/s/ Kimberly K. Martin
Kimberly K. Martin Senior Vice President and Controller

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Andrews Hooper Pavlik PLC dated June 8, 2011.